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Item 77C: Attachment
Matters submitted to a vote of security holders

     An Annual Meeting of Shareholders of Advance Capital I,
Inc. was held at the Radisson Hotel, 1500 Town Center,
Southfield, Michigan, on July 26, 1996 for the following purposes:

  1. To elect five Directors to hold office until the next
Annual Meeting of Shareholders or until their successors have been elected and qualified.

  Directors Elected at Meeting   Votes For
  ----------------------------   ---------
  Joseph A. Ahern                14,407,210
  Richard W. Holtcamp            14,367,406
  Harry Kalajian                 14,410,527
  John C. Shoemaker              14,491,427
  Frank R. Zimmerman             14,471,339

  2. To ratify the selection of Price Waterhouse LLP as independent accountants of Advance Capital I, Inc. for the fiscal year ending December 31, 1996.

  Votes For:            14,461,039
  Votes Against:            30,110
  Votes to Abstain:         94,407